EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

January 22, 2016	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

Coral Announces Acquisition of 100% Interest in Norma, Sass, Ruf, and Eagle Mining Claims

Coral Gold Resources Ltd. (CLH: TSX.V, the "Company" or "Coral"): The Company announces that it has acquired complete ownership of the Norma, Sass, Ruf, and Eagle unpatented mining claims in Lander County, Nevada. The properties were the subject of a historical joint venture involving the Company and Levon Resources Inc. In consideration for the transfer of Levon's interest in the properties, the Company has cancelled US$53,258 in exploration expenditures which remained owing to the Company from the former joint venture. The transaction is a non-arm's length transaction, as Levon and Coral have one director in common, who abstained from voting on the matter.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including its flagship Robertson Property. Since 1986, Coral Gold has assembled an extensive database comprised of 533,453 feet of drilling, through 1,160 drill holes and 101,757 gold assays which has formed the basis of an inferred gold resource of 2.7 million ounces.

Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource, and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

On Behalf of the Board

"David Wolfin"

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.